Ritter Pharmaceuticals, Inc.

1880 Century Park East, Suite 1000

Los Angeles, CA 90067

(310) 203-1000

July 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Chris Edwards and Suzanne Hayesa

Re:	Ritter Pharmaceuticals, Inc. – Withdrawal of Acceleration Request
Registration Statement on Form S-1
File No. 333- 219147

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 20, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 20, 2017, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Michael D. Step
Michael D. Step Chief Executive Officer